Exhibit 99.1

Immuron Limited
Appendix 4E
30 June 2018

Immuron Limited
Appendix 4E
Preliminary Final Report
Year ended 30 June 2018

Name of entity:	Immuron Limited
ABN or equivalent company reference:	80 063 114 045
Current financial period:	30 June 2018
Corresponding financial period:	30 June 2017

Results for announcement to the market

				$

Revenue for ordinary activities	Up	32%	to	1,842,909
Loss after tax attributable to members	Down	56%	to	3,010,929
Net loss after tax (from ordinary activities) for the period attributable to members	Down	56%	to	3,010,929

Distributions

	Amount per security	Franked amount per security
Interim dividend (per share)	—	—
Final dividend (per share)	—	—
Franking	—	—

	30 June 2018 Cents	30 June 2017 Cents
Net tangible assets (per share)	5.91	5.06

Explanation of results

The reported after tax loss of $3,010,929 is after fully expensing all of the Company’s research and development expenditure and patenting costs of $2,257,224 incurred during the year.

The Company has engaged a specialised R&D Tax consultant to review the research and development expenses of the Company for financial year 2018, to ensure the maximum rebate is received under the Australian Government’s R&D Tax Incentive program. It is anticipated that the Company will receive substantial cash inflows following this review process.

The total operating revenue for the year was $1,842,909, which is an increase of 32% from financial year 2017. Gross Profit increased 35% to $1,424,216 compared to 2017.

At 30 June 2018 the Company’s cash position was $4,727,430 (30 June 2017: $3,994,924). The Company had trade and other receivables of $1,683,305 (30 June 2017: $1,768,237). This receivables amount includes future receivables from the Australian Government under the R&D Tax Incentive program mentioned above.

Immuron Limited
Appendix 4E
30 June 2018
(continued)

During the current financial year, the Company entered into a short-term loan arrangement with Great Accommodation Pty Ltd to fund on going R&D expenditure, for an amount of AUD $500,000 at an interest rate of 15% per annum and a AUD $15,000 establishment fee. The loan was repaid by the Company on 12 February 2018.

As announced to the market on 14 March 2018, the Company secured AUD $5.1 million in funding through a private placement with a large U.S.institutional investment fund. This capital raise was required to secure the future funding needs of Immuron's other ongoing clinical programs, support marketing initiatives surrounding the Company's flagship product Travelan, which already experienced significant sales growth through the first half of the financial year 2018, and provide ongoing working capital for the Company.

The appendix 4E financial report follows, with the further details to be included in the audited financial statements to be released by 28 September 2018.

Changes in controlled entities

For changes to controlled entities during the year ended 30 June 2018 please refer to note 9.

Other information required by Listing Rule 4.3A

a. Details of individual and total dividends or distributions and dividend or distribution payments:	n/a
b. Details of any dividend or distribution reinvestment plans:	n/a
c. Details of associates and joint venture entities:	n/a
d. Other information	n/a

Audit

The financial statements are currently in the process of being audited. An audited financial statements along with the independent auditor report for the year end 30 June 2018 will provided in the due course.

Immuron Limited

ABN 80 063 114 045

Appendix 4E

Preliminary Final Report
for the year ended 30 June 2018

Immuron Limited
Corporate directory

Directors	Dr. Roger Aston
Independent non-executive chairman

Mr. Peter Anastasiou
Executive vice chairman

Mr. Daniel Pollock
Independent non-executive director

Mr. Stephen Anastasiou
Independent non-executive director

Mr. Richard J Berman (appointed 1 July 2018)
Independent non-executive director

Mr. Ravi Savariryan
Independent non-executive director

Secretary	Mr. Phillip Hains

Mr. Peter Vaughan (resigned July 01, 2018)

Interim Chief Executive Officer	Dr. Jerry Kanellos

Registered Office	Level 3, 62 Lygon Street
Carlton VIC 3053
Australia
Telephone: +61(0)3 9824 5254
Facsimile: +61(0)3 9822 7735

Principal Place of Business	Unit 10, 25 - 37 Chapman Street
Blackburn North VIC 3130
Australia
Telephone: +61 (0)3 9824 5254
Facsimile: +61 (0)3 9822 7735

Share Registry - Australia	Security Transfer Registrars Pty Ltd
770 Canning Highway
Applecross WA 6153
Australia
Telephone: +61 (0)8 9315 2333
Facsimile: +61 (0)8 9315 2233

Share registry - United States	Bank of New York
225 Liberty Street
New York, NY 102286
United States of America
Telephone: +1 212 495 1784

Auditors	Grant Thornton Audit Pty Ltd
Collins Square, Tower 1
727 Collins Street
Melbourne VIC 3008
Australia
Telephone: +61 3 8320 2222

Solicitors - Australia	Francis Abourizk Lightowlers (FAL)
Level 16
356 Collins Street
Melbourne VIC 3000
Australia
Telephone: +61 (0)3 9642 2252

Solicitors - United States	Carter Ledyard and Milburn LLP
2 Wall Street
New York NY 10005
United States of America
Telephone: +1 212 238 8605

Immuron Limited
Corporate directory
(continued)

Bankers	National Australia Bank (NAB)
330 Collins Street
Melbourne VIC 3000
Australia

Securities exchange listings	Australian Securities Exchange (Code: IMC)
NASDAQ Exchange (Code: IMRN)

Websites	www.Immuron.com
www.travelan.com.au

Immuron Limited
Consolidated statement of profit or loss and other comprehensive income
For the year ended 30 June 2018

	Consolidated entity
	Notes	2018 $	2017 $
Revenue
Sales of good	2	1,842,909	1,396,197
Total operating revenue		1,842,909	1,396,197

Cost of goods sold		(418,693)	(337,546)
Gross profit		1,424,216	1,058,651

Direct Selling Costs
Sales and marketing costs		(282,241)	(407,751)
Freight costs		(169,458)	(135,377)
Total gross profit less direct selling costs		972,517	515,523

Other income	2	1,850,401	1,614,373

Expenses
Consulting, employee and director	3	(1,384,298)	(1,689,521)
Other corporate administration	3	(1,336,516)	(1,381,809)
Depreciation		(5,047)	(4,922)
Finance fee costs		(18,857)	(24,483)
Impairment of inventory		(163,600)	(136,494)
Marketing and promotion		(370,699)	(789,608)
Research and development		(2,257,224)	(4,630,674)
Travel and entertainment expenses		(297,606)	(276,539)
Loss before income tax		(3,010,929)	(6,804,154)

Income tax expense		—	—
Loss for the period		(3,010,929)	(6,804,154)

Other comprehensive income for the period, net of tax
Exchange differences on translation of foreign operations		(79,599)	40,017
Total comprehensive loss for the period		(79,599)	40,017

Total comprehensive income for the period is attributable to:
Owners of Immuron Limited		(3,090,528)	(6,764,137)
		Cents	Cents

Earnings per share for profit attributable to the ordinary equity holders of the Company:
Basic loss per share	8	(2.3)	(6.4)
Diluted loss per share	8	(2.3)	(6.4)

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

Immuron Limited
Consolidated statement of financial position
As at 30 June 2018

	Consolidated entity
	Notes		2018 $	2017 $

ASSETS
Current assets
Cash and cash equivalents			4,727,430	3,994,924
Trade and other receivables			1,683,305	1,768,237
Inventories	5		497,902	2,336,127
Other current assets			141,800	168,366
Total current assets			7,050,437	8,267,654

Non-current assets
Plant and equipment			20,384	18,837
Inventories	5		2,171,867	—
Total non-current assets			2,192,251	18,837

Total assets			9,242,688	8,286,491

LIABILITIES
Current liabilities
Trade and other payables			689,326	1,290,389
Borrowings			—	139,864
Employee benefit obligations			114,012	36,173
Other financial liabilities			—	226,000
Deferred revenue			—	19,139
Total current liabilities			803,338	1,711,565

Total liabilities			803,338	1,711,565

Net assets			8,439,350	6,574,926

EQUITY
Issued capital	7	(a)	58,372,043	53,632,995
Reserves	7	(b)	2,606,722	2,470,417
Accumulated losses			(52,539,415)	(49,528,486)

Total equity			8,439,350	6,574,926

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

Immuron Limited
Consolidated statement of changes in equity
For the year ended 30 June 2018

			Attributable to owners of Immuron Limited
			Issued capital	Reserves	Accumulated losses	Total
Consolidated entity	Notes		$	$	$	$

Balance at 1 July 2016			45,633,354	2,128,566	(42,821,357)	4,940,563

Loss for the period			—	—	(6,804,154)	(6,804,154)
Other comprehensive income			—	40,017	—	40,017
Total comprehensive (loss) income for the period			—	40,017	(6,804,154)	(6,764,137)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	7	(a)	7,927,766	—	—	7,927,766
Options and warrants issued/expensed	7	(b)	—	470,734	—	470,734
Lapse or exercise of share options	7	(b)	71,875	(168,900)	97,025	—
			7,999,641	301,834	97,025	8,398,500

Balance at 30 June 2017			53,632,995	2,470,417	(49,528,486)	6,574,926

Balance at 1 July 2017			53,632,995	2,470,417	(49,528,486)	6,574,926

Loss for the period			—	—	(3,010,929)	(3,010,929)
Other comprehensive income			—	(79,599)	—	(79,599)
Total comprehensive (loss) income for the period			—	(79,599)	(3,010,929)	(3,090,528)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	7	(a)	4,739,048	—	—	4,739,048
Options issued/expensed	7	(b)	—	215,904	—	215,904
			4,739,048	215,904	—	4,954,952

Balance at 30 June 2018			58,372,043	2,606,722	(52,539,415)	8,439,350

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Immuron Limited
Consolidated statement of cash flows
For the year ended 30 June 2018

	Consolidated entity
			2018	2017
	Notes		$	$

Cash flows from operating activities
Receipts from customers			1,601,619	1,413,676
Payments to suppliers and employees			(7,262,348)	(9,971,142)
Interest received			1,278	8,386
Other - R&D tax concession refund and other government grants			2,156,206	1,615,043
Interest and other costs of finance paid			(24,199)	(97,051)
Net cash used in operating activities			(3,527,444)	(7,031,088)

Cash flows from investing activities
Payments for property, plant and equipment			(6,594)	(5,696)
Net cash used from investing activities			(6,594)	(5,696)

Cash flows from financing activities
Proceeds from issues of shares and other equity securities	7	(a)	5,472,200	12,525,067
Proceeds from borrowings			500,000	500,000
Repayment of borrowings			(865,864)	(2,191,593)
Capital raising cost	7	(a)	(733,152)	(2,132,422)
Net cash provided from financing activities			4,373,184	8,701,052

Net increase in cash and cash equivalents			839,146	1,664,268
Cash and cash equivalents at the beginning of the financial year			3,994,924	2,290,639
Effects of exchange rate changes on cash and cash equivalents			(106,640)	40,017
Cash and cash equivalents at end of period			4,727,430	3,994,924

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Immuron Limited
Notes to the consolidated financial statements
30 June 2018

1 Summary of significant accounting policies

(a) Basis of preparation

This Preliminary Financial Report covers the entity of Immuron Limited and its controlled entities. The preliminary general purpose financial report for the period ended 30 June 2018 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.

The Group’s Preliminary Financial Report does not include all notes of the type normally included in an annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the entity as the full financial report.

(b) Accounting policies

All accounting policies adopted are consistent with the most recent Annual Financial Report for the year ended 30 June 2017. The consolidated entity has adopted all of the new, revised or amending Accounting Standards and Interpretation issued by the Australian Accounting Standards Board (‘AASB’) that are mandatory for the current reporting period. The adoption of these Accounting Standards and Interpretations did not have any significant impact on the financial performance or position of the consolidated entity.

There are no other standards that are not yet effective and that would be expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

Immuron Limited

Notes to the consolidated financial statements

30 June 2018

(continued)

2	Revenue and other income

The Company derives the following types of revenue:

	Consolidated entity
	2018	2017
	$	$

Revenue from operating activities
Sales of good	2,000,832	1,565,319
Less: discounts and rebates	(157,923)	(169,122)
Total revenue from operating activities	1,842,909	1,396,197

Other income
Interest income	1,238	8,386
R&D tax concession refund	1,849,123	1,575,315
Other income	40	30,672
Total other income	1,850,401	1,614,373

3	Expenses

	Consolidated entity
	2018	2017
	$	$

Consulting, employee and director
Wages and salaries expenses	885,197	905,819
Superannuation and other employee related expenses	153,795	39,664
Director expenses	285,331	221,373
Share- based payments	59,975	522,665
Total consulting, employee and director expenses	1,384,298	1,689,521

Other corporate administration
Audit and accounting fees	222,973	146,007
Legal fees	11,513	—
Insurances	277,888	150,502
Foreign exchange (gain) / losses	(258,767)	238,985
Corporate administration costs	1,082,909	846,315
Total corporate administration expenses	1,336,516	1,381,809

Immuron Limited

Notes to the consolidated financial statements

30 June 2018

(continued)

4	Segment information

(a) Description of segments and principal activities

The entity has identified its operating segments based on the internal reports that are reviewed and used by the executive management team in assessing performance and determining the allocation of resources.

The executive management team considers the business from both a product and a geographic perspective and has identified two reportable segments.

Research and Development (R&D): Income and expenses directly attributable to the Company’s research and development projects performed in Australia, Israel and United States.

HyperImmune Products: Income and expenses directly attributable to Travelan activities which occur in Australia, New Zealand, US and Canada. In 2018, the Company earned 62%, 1% and 37% of its revenues from customers located in Australia, Canada and US, respectively. In 2017, the Company earned 64%, 10% and 26% of its revenues from customers located in Australia, Canada and US, respectively.

(b)	Segment results

	Research &	HyperImmune	Unallocated
Consolidated entity	Development	Products	Corporate	Total
2018
	$	$	$	$
Segment revenue & other income
Revenue from external customers	—	1,842,909	—	1,842,909
R&D tax concession refund	1,849,123	—	1,238	1,850,361
Other income	—	40	—	40
Total Segment revenue & other income	1,849,123	1,842,949	1,238	3,693,310

Segment expenses
Depreciation	—	—	(5,047)	(5,047)
Finance fee costs	—	—	(18,857)	(18,857)
Share-based payments	—	—	(59,975)	(59,975)
Other operating expenses	(2,257,224)	(832,661)	(3,530,475)	(6,620,360)
Total segment expenses	(2,257,224)	(832,661)	(3,614,354)	(6,704,239)

Income tax expense	—	—	—	—
(Loss)/profit for the year	(408,101)	1,010,288	(3,613,116)	(3,010,929)

Assets
Segment assets	1,191,029	3,162,045	4,889,614	9,242,688
Total assets	1,191,029	3,162,045	4,889,614	9,242,688

Liabilities
Segment liabilities	(174,434)	(26,009)	(602,895)	(803,338)
Total liabilities	(174,434)	(26,009)	(602,895)	(803,338)

Immuron Limited

Notes to the consolidated financial statements

30 June 2018

(continued)

4	Segment information (continued)

(b) Segment results (continued)

	Research &	HyperImmune	Unallocated
Consolidated entity	Development	Products	Corporate	Total
2017
	$	$	$	$

Segment revenue & other income
Revenue from external customers	—	1,396,197	—	1,396,197
R&D tax concession refund	1,575,315	—	—	1,575,315
Interest income	—	—	8,386	8,386
Other income	25,000	5,672	—	30,672
Total Segment revenue & other income	1,600,315	1,401,869	8,386	3,010,570

Segment expenses
Depreciation	—	—	(4,922)	(4,922)
Finance fee costs	—	—	(24,483)	(24,483)
Share-based payments	(188,481)	—	(334,184)	(522,665)
Other operating expenses	(4,805,874)	(1,017,169)	(3,439,611)	(9,262,654)
Total segment expenses	(4,994,355)	(1,017,169)	(3,803,200)	(9,814,724)

Income tax expense	—	—	—	—
(Loss)/profit for the year	(3,394,040)	384,700	(3,794,814)	(6,804,154)

Assets
Segment assets	1,498,112	2,585,755	4,202,624	8,286,491
Total assets	1,498,112	2,585,755	4,202,624	8,286,491

Liabilities
Segment liabilities	(514,326)	(330,218)	(867,021)	(1,711,565)
Total liabilities	(514,326)	(330,218)	(867,021)	(1,711,565)

Immuron Limited

Notes to the consolidated financial statements

30 June 2018

(continued)

5	Inventories

	Consolidated entity
	2018	2017
	$	$

Raw materials - Colostrum	198,585	1,793,882
Work in progress	33,625	48,425
Finished goods - Travelan and Protectyn	265,692	357,478
Total of inventories classified under current asset	497,902	2,199,785

	Consolidated entity
	2018	2017
	$	$

Raw materials - Colostrum	2,171,867	—
Total of inventories classified under non-current asset	2,171,867	—

6	Contingent liabilities and contingent assets

There has been no change in contingent liabilities and assets since the last annual reporting date.

Immuron Limited

Notes to the consolidated financial statements

30 June 2018

(continued)

7	Equity

(a) Contributed equity

	2018	2017	2018	2017
Ordinary shares	Shares	Shares	$	$
Ordinary shares - fully paid	142,778,206	130,041,417	58,372,044	53,632,995
Total share capital	142,778,206	130,041,417	58,372,044	53,632,995

(i) Movements in ordinary share:

	Notes	Number of shares	$
Opening balance 1 July 2016		80,099,646	45,633,354
Share issued during the year[2]		49,941,771	9,965,323
Transactions costs		—	(2,037,557)
Exercise of options - transfer from reserve		—	71,875
Balance 30 June 2017		130,041,417	53,632,995
Share issued during the year[1]		14,736,789	5,472,200
Transactions costs		—	(733,152)
Cancellation of Shares		(2,000,000)	—
Balance 30 June 2018		142,778,206	58,372,043

1During the year ended 30 June 2018, the Company issued the following ordinary shares:

Date	Details	No.	Issue price	Total value
			$	$
28 July 2017	Issue of Equity for the repayment of Sea Otter 16th payment of Convertible Note	399,045	$0.19	75,333
13 November 2017	Issue of Shares to Grandlodge - Issue of Shares to Grandlodge	875,000	$0.16	140,000
15 March 2018	Private Placement to US Investment Fund	13,162,744	$0.39	5,161,585
15 March 2018	Exercise of NASDAQ Warrants (IMRNW)	300,000	$0.32	95,282
		14,736,789		5,472,200

Immuron Limited
Notes to the consolidated financial statements
30 June 2018
(continued)

7	Equity (continued)

(a) Contributed equity (continued)

2During the year ended 30 June 2017 the Company issued the following ordinary shares:

Date	Details	No.	Issue price	Total value
			$	$
7 July 2016	Right issue*	18,045,512	—	—
7 July 2016	Right issue	3,275,466	0.250	818,867
29 September 2016	Right issue to oversubscribes and private placement	3,968,916	0.250	992,229
2 December 2016	Shares under ESOP – for 6 months service (vesting monthly)	251,877	0.245	61,710
9 June 2017	Shares issued on NASDAQ (equivalent to 610,000 ADSs)**	24,400,000	0.332	8,092,517
		49,941,771		9,965,323

*As at 30 June 2016, the Company was committed to issue 18,045,512 of ordinary shares in relation to the $4,511,378 received in capital raising. These shares were subsequently issued to respective holders on 7 July 2016. 2,418,129 of these new fully paid ordinary shares were issued to Grandlodge on the same terms and conditions as all other subscribers.

**Grandlodge participated in the NASDAQ IPO and acquired 32,707 ADRs and 32,707 warrants over ADRs (1 ADR = 40 ordinary shares).

(b) Other reserves

The following table shows a breakdown of the Statement of Financial Position line item ‘other reserves’ and the movements in these reserves during the year. A description of the nature and purpose of each reserve is provided below the table.

	Options over fully paid ordinary shares
Consolidated entity	No. of options	Amount $	Foreign currency translation reserve $	Total $

Balance at 1 July 2016	9,937,629	2,132,301	(3,735)	2,128,566
Options/warrants issued during the year	56,002,894	136,784	—	136,784
Expense of vested options	—	333,950	—	333,950
Lapse of unexercised options	(2,250,000)	(168,900)	—	(168,900)
Other comprehensive income for the period	—	—	40,017	40,017
At 30 June 2017	63,690,523	2,434,135	36,282	2,470,417

Balance at 1 July 2017	63,690,523	2,434,135	36,282	2,470,417
Options/warrants issued during the year	8,424,157	156,392	—	156,392
Options exercised during the year	(300,000)	—	—	—
Options/Warrants issued	—	59,975	—	59,975
Lapse of unexercised options	(465,500)	(463)	—	(463)
Other comprehensive income for the period	—	—	(79,599)	(79,599)
At 30 June 2018	71,349,180	2,650,039	(43,317)	2,606,722

Immuron Limited
Notes to the consolidated financial statements
30 June 2018
(continued)

7	Equity (continued)

(b) Other reserves (continued)

During the year ended 30 June 2018, the Company issued the following options:

Date	Details	No.	Issue price* $	Total value $
15 March 2018	Issue of options- Free-attaching 3 options for every 5 new shares as a part of the capital raise	7,897,647	—	—
15 March 2018	Issue of options - Broker shares as part of placement fee	526,510	$0.30	156,392
		8,424,157		156,392

As a part of the capital raise in March 2018, free attaching 3 options for every 5 shares were issued. Additionally, options were issued to the broker as part of the placement cost.

*Issue price has been rounded for presentation of this report.

During the year ended 30 June 2017, the Company issued the following options:

Date	Details	No.	Issue price* $	Total value $
7 July 2016	Right issue**	18,045,512	—	—
7 July 2016	Right issue	3,275,466	—	—
29 September 2016	Right issue to oversubscribes and private placement	3,968,916	—	—
9 December 2016	Unlisted options in lieu of services	200,000	0.143	28,620
9 June 2017	Options issued to cover equivalent of 610,000 warrants on issue with NASDAQ	24,400,000	0.00033	8,101
9 June 2017	Options to be issued to cover equivalent of 35,075 warrants with NASDAQ	1,403,000	0.00033	463
13 June 2017	Options issued to cover equivalent of 91,500 warrants on issue with NASDAQ	3,660,000	0.00033	1,215
22 June 2017	Unlisted options in lieu of services	1,050,000	0.094	98,385
		56,002,894		136,784

*Issue price has been rounded for presentation of this report.

**As at 30 June 2016, the Company was committed to issue 18,045,512 options in relation to the $4,511,378 received in capital raising. These options were subsequently issued to respective holders on 7 July 2016. 2,418,129 of these options were issued to Grandlodge on the same terms and conditions as all other subscribers.

On 22 June 2017, the Company issued Professor Ravi Savarirayan, a Non-Executive Director of Immuron Limited, 1,000,000 unlisted options exercisable at $0.50 on or before 27 Nov 2019. These options are currently held in escrow and cannot be exercised until shareholder approval is granted.

Immuron Limited
Notes to the consolidated financial statements
30 June 2018
(continued)

8 Loss per share

(a) Basic/diluted loss per share

	Consolidated entity 2018 Cents	2017 Cents

From continuing operations attributable to the ordinary equity holders of the company	(2.3)	(6.4)

(b) Diluted loss per share

	Consolidated entity 2018 Cents	2017 Cents

From continuing operations attributable to the ordinary equity holders of the company	(2.3)	(6.4)
Total diluted earnings per share attributable to the ordinary equity holders of the Company	(2.3)	(6.4)

(c) Reconciliation of earnings used in calculating loss per share

	Consolidated entity 2018 $	2017 $

Loss attributable to the ordinary equity holders of the Company used in calculating basic/diluted loss per share:	(3,010,929)	(6,804,154)

(d) Weighted average number of shares used as the denominator

	Consolidated entity 2018 Number	2017 Number

Weighted average number of ordinary shares used as the denominator in calculating basic/diluted loss per share	133,660,556	105,866,110

The Company is currently in a loss making position any thus the impact of any potential shares is concluded as anti-dilutive which includes the company’s options and Convertible Note payable and warrants. Treasury shares are excluded from the calculation of weighted average number of ordinary shares.

Immuron Limited
Notes to the consolidated financial statements
30 June 2018
(continued)

9 Subsidiaries

The Company's subsidiaries at 30 June 2018 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Company, and the proportion of ownership interests held equals the voting rights held by the Company. The country of incorporation or registration is also their principal place of business.

Subsidiary	Country of incorporation	2018	2017
		%	%
Immuron Inc	United States of America	100	100
IMC Canada Limited*	Canada	100	0
Anadis ESP Pty Ltd	Australia	100	100

* Incorporated on 13 April 2018.

These companies are wholly owned subsidiary of Immuron Limited and was formed for the sole purpose to act as trustee for the Immuron Limited Executive Officer Share Plan Trust. All costs associated with the operations of this company are borne by Immuron Limited. Consolidated accounts have not been prepared as the net assets and trading activity of Anadis ESP Pty Ltd are not material.

10 Events occurring after the reporting period

On 29 June 2018, the Company announced to the market two major changes to the board. Effective July 01, 2018, the Company appointed a non-executive director, Mr. Richard J Berman and the resignation of the joint company secretary Mr. Peter Vaughan.

On 01 July 2018, the Company issued 1,000,000 unlisted employee stock options to a key management personnel, Mr. Jerry Kanellos.

On 11 July 2018, the Company announced that the European Patent Office (EPO) has decided to grant a patent for the use of composition for the treatment of Non-alcoholic steatohepatitis (NASH). This patent (EPO Grant No. 2424890) is entitled “Anti-LPS enriched immunoglobulin preparations for the treatment and/or prophylaxis of a pathologic disorder”). This patent is due to Expire in April 2030, with potential for supplementary protection and extension of this monopoly.

On 16 July 2018, the Company announced an update towards the research collaboration with the US Department of Defense Research going ahead. Studies were commissioned by the US Department of Defense to evaluate Travelan®’s ability to neutralise pathogenic bacteria of interest, including Campylobacter, ETEC and Shigella.

No other matter or circumstances has arisen since 30 June 2018 that has significantly affected, or may significantly affect the Group's operations, the results of those operations, or the Group's state of affairs in future financial years.